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                                                                 Exhibit 99.1


( COMPANY LOGO )
                                                               APRIL 18, 2002

                  VIVENDI UNIVERSAL CONCLUDES AGREEMENT TO SELL
                  PROFESSIONAL AND HEALTH INFORMATION DIVISIONS
                         OF VIVENDI UNIVERSAL PUBLISHING


Vivendi Universal Publishing (VUP) today signed a final agreement covering the 100% disposal of its professional and health information divisions to investment funds Cinven, Carlyle and Apax.

The closing of the deal, which has been submitted for anti-trust authority approval, will take place on June 30.

The disposal involves an immediate payment of 1.2 billion euros, together with deferred payments associated with LBO's profitability.

In parallel with this disposal, Vivendi Universal will acquire 25% of LBO's capital stock, alongside Cinven (37.5%), Carlyle (28%) and Apax (9.5%).

The whole transaction, net of reinvestment, will have an immediate favorable impact of approximately 1 billion euros on Vivendi Universal's debt.

The total value of the transaction is between 1.5 and 1.6 billion euros, including deferred payments and possible gains on the reinvestment. The current senior managers will continue at the head of the professional and health information divisions.

VUP'S PROFESSIONAL INFORMATION DIVISION IS MARKET LEADER IN FRANCE, AND ALSO HAS OPERATIONS IN THE U.K. AND ITALY. IT PUBLISHES 70 MAGAZINES, WHICH ARE DISTRIBUTED TO 1.5 MILLION SUBSCRIBERS, AND ORGANIZES 86 TRADE SHOWS, WHICH RECEIVE 1.5 MILLION VISITORS A YEAR. THE DIVISION HAS 2,730 EMPLOYEES WORKING FOR TESTS, USINE NOUVELLE, MONITEUR, FRANCE AGRICOLE AND EXPOSIUM. IN 2001, IT GENERATED REVENUE OF 499 MILLION EUROS.

THE HEALTH INFORMATION DIVISION IS THE WORLD'S THIRD LARGEST IN THAT SECTOR, WITH OPERATIONS IN 35 COUNTRIES. ITS MAIN ACTIVITIES ARE MEDICAL PRESS, INCLUDING "LE QUOTIDIEN DU MEDECIN" AND "JANO," PUBLISHED BY MASSON AND DOYMA, MEDICATION INFORMATION THROUGH VIDAL AND CONSUMER INFORMATION THROUGH STAYWELL. THE HEALTH INFORMATION DIVISION HAS 2,656 EMPLOYEES AND GENERATED REVENUE OF 482 MILLION EUROS IN 2001.


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THIS PRESS RELEASE CONTAINS "FORWARD-LOOKING STATEMENTS" AS THAT TERM IS DEFINED
IN THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995. SUCH FORWARD-LOOKING STATEMENTS ARE NOT GUARANTEES OF FUTURE PERFORMANCE. ACTUAL RESULTS MAY DIFFER MATERIALLY FROM THE FORWARD-LOOKING STATEMENTS AS A RESULT OF A NUMBER OF RISKS AND UNCERTAINTIES, MANY OF WHICH ARE OUTSIDE OUR CONTROL, INCLUDING BUT NOT LIMITED TO: THE RISK THAT THE OPERATION WILL BE POSTPONED OR NEGATIVELY IMPACTED BY THE DECISION TAKEN BY ANTITRUST AUTHORITIES; AS WELL AS THE RISKS DESCRIBED
IN THE DOCUMENTS VIVENDI UNIVERSAL HAS FILED WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION. OTHER THAN IN CONNECTION WITH APPLICABLE SECURITIES LAWS, VIVENDI UNIVERSAL IS UNDER NO OBLIGATION TO UPDATE OR REVISE ITS FORWARD-LOOKING STATEMENTS, WHETHER AS A RESULT OF NEW INFORMATION, FUTURE EVENTS, OR OTHERWISE. INVESTORS AND SECURITY HOLDERS MAY OBTAIN A FREE COPY OF DOCUMENTS FILED BY VIVENDI UNIVERSAL WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION AT
WWW.SEC.GOV OR DIRECTLY FROM VIVENDI UNIVERSAL.
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